United States securities and exchange commission logo





                             January 22, 2021

       Mark Gross
       Chief Executive Officer
       Kernel Group Holdings, Inc.
       2 Rousseau Street
       San Francisco, CA 94112

                                                        Re: Kernel Group
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 14,
2021
                                                            File No. 333-252105

       Dear Mr. Gross:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed January 14, 2021

       Exhibit Index, page II-3

   1. Please file an auditor consent with your next amendment to the registration statement to comply with Item
601(b)(23) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mark Gross
Kernel Group Holdings, Inc.
January 22, 2021
Page 2

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameMark Gross
                                                           Division of
Corporation Finance
Comapany NameKernel Group Holdings, Inc.
                                                           Office of Energy &
Transportation
January 22, 2021 Page 2
cc:       Peter Seligson
FirstName LastName